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                                                        SEC FILE NUMBER

                                                            0-23159

                                                         CUSIP NUMBER

                                                           922152103




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                  (Check One):


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------------------------

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         Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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         Full Name of Registrant

         American Building Control, Inc.

         Former Name if Applicable

         Ultrak, Inc.

         Address of Principal Executive Office

         1301 Waters Ridge Drive
         Lewisville, Texas 75057



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PART II -- RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

                  American Building Control, Inc. (the "Company") completed the sale of its CCTV business to Honeywell International Inc. on December 20, 2002 (the "Honeywell Asset Sale"). As a result of the Honeywell Asset Sale, (i) the Company is required to restate its financial results for the preceding five fiscal years as if the Honeywell Asset Sale occurred on January 1, 1998, (ii) many of the Company's former employees who were responsible for preparing the Company's financial statements terminated their employment with the Company following the Honeywell Asset Sale and (iii) the Company has been preparing its closing balance sheet, which is subject to certain timing considerations, in connection with the Honeywell Asset Sale. As a result, the Company needs additional time to complete its annual report on Form 10-K, which cannot be completed and timely filed without unreasonable effort and expense. The Company expects to file its annual report on Form 10-K on or before the fifteenth calendar day following the due date.



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PART IV -- OTHER INFORMATION
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         (1)      Name and telephone number of person to contact in regard to this notification

    CHRIS T. SHARNG                                 (972) 353-6457
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       (Name)                                 (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         American Building Control, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 31, 2003                             By  /s/ Chris T. Sharng
      --------------                                ----------------------------
                                                    Chris T. Sharng
                                                    Senior Vice-President and
                                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).




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                                  ATTACHMENT A

         The Company's Form 10-K, when filed, is expected to report a net loss for the year ended December 31, 2002, of $55.1 million compared to a net loss for the year ended December 31, 2001, of $1.5 million. The increase in net loss was primarily due to the cumulative effect of the accounting change for the adoption of Statement of Financial Accounting Standards No. 142 of $26.1 million, loss on disposal of the Company's CCTV operations of $12.1 million, asset and goodwill impairment charges of $3.3 million and severance payments to certain of the Company's former executives and management of $2.8 million.




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